Exhibit for Item 77D - Policies with Respect to Security Investments.

The nonfundamental loans policy for Fidelity Advisor Equity Income Fund and Fidelity Real Estate High Income Fund has been modified as follows (new text is underlined):

The fund does not currently intend to lend assets other than securities to other parties, except by (a) making direct loans to companies in which the fund has a pre-existing investment (b) making direct commercial real estate loans (c) lending money (up to 15% of the fund's net assets) to a registered investment company or portfolio for which FMR or an affiliate serves as investment adviser or ~~(c)~~ (d) assuming any unfunded commitments in connection with the acquisition of loans, loan participations, or other forms of debt instruments. (This limitation does not apply to purchases of debt securities, to repurchase agreements, or to acquisitions of loans, loan participations or other forms of debt instruments.)